Envoy Capital announces Merus Labs licensing agreement with Innocoll for surgical adhesion barrier CollaGUARD

TORONTO, November 14, 2011 - Envoy Capital Group Inc. [TSX: ECG] [NASDAQ: ECGI] ("Envoy") announces that Merus Labs International Inc. [CNSX: MR] (“Merus”) has entered into a License and Distribution Agreement with Innocoll in Canada for CollaGUARD surgical adhesion barrier for the prevention of postoperative adhesions following abdominal and pelvic surgery. Envoy and Merus Labs have agreed to amalgamate subject to shareholder and regulatory approval as earlier announced. Meetings of shareholder of Envoy and Merus have been scheduled for December 9, 2011.

“Adhesions occur after most surgical procedures, and are of major clinical, social and economic concern. The addition of CollaGUARD to our portfolio means that thousands of patients at risk of adhesion will have a clinically proven superior solution. We look forward to obtaining Health Canada approval and the launch of CollaGUARD in 2012.” said Ali Moghaddam, Vice President at Merus Labs.

Dr. Michael Myers, President and CEO of Innocoll stated, “We are pleased to announce the expansion of our partnership with Merus to include CollaGUARD and we look forward to the successful launch of the product in Canada.”

About CollaGUARD®

CollaGUARD is a transparent bioresorbable film of 100% type I collagen developed using Innocoll’s proprietary CollaFilm technology. It is approved in Europe for the prevention of postoperative adhesions in patients undergoing abdominopelvic laparotomy or laparoscopy. When tested in vivo, CollaGUARD increased the probability of remaining adhesion-free by more than six fold (P < 0.001) and significantly reduced the extent and severity of adhesions (P < 0.001) .

CollaGUARD has been designed and engineered with a unique combination of features for optimal handling, ease-of-use, and antiadhesion performance. It is highly stable at room temperature and does not require any advanced preparation before use. The product is non-tacky and can be easily rolled for insertion through a trocar when implanted laparoscopically. CollaGUARD is available in a wide variety of sizes up to 20 x 30 cm; it may be cut and sutured if required and therefore used efficiently across a broad range of surgeries.

About Innocoll, Inc.

Innocoll is a privately held, biopharmaceutical company focused on biodegradable surgical implants and topically applied healthcare products. The company develops and manufactures a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies, CollaRx®, CollaFilm, DermaSil™, CollaPressTM and Liquicoll®. Approved products based on the Company's technologies include: Collatamp® G, Septocoll®, CollaGUARD, Collieva®, CollaCare®, Collexa®, Zorpreva™, and LidoColl®.

Other products in clinical and regulatory development include: CollaRx Gentamicin Surgical Implant in phase 3 for prevention of surgical wound infections, Cogenzia in phase 3 for the adjuvant treatment of infected diabetic foot ulcers, and Xaracoll in phase 2b for the management of post-operative pain. For more information, please visit www.innocollinc.com.

About Merus Labs Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and license niche branded products in Canada and United States. Merus further enhances the sale and distribution of these products by introduction of a focused marketing and promotion plan.

About Envoy Capital

Envoy is Toronto based merchant banking organization that focuses on providing financial services as well as debt and equity capital to small and mid-cap companies.

Forward-looking Statements:

This press release may contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance, including statements relating to the expected ratio the Envoy Shareholders and the Merus Shareholders will hold in Amalco, the anticipated use of proceeds of the private placement of Envoy, the anticipated closing date for the Arrangement, and the anticipated board of directors of Amalco. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Merus’ and Envoy’s current judgment, actual results will almost always vary as a result of various factors, including, but not limited to, the state of the financial markets for the Merus Shares and Envoy Shares; Merus’ and Envoy’s ability to complete the Arrangement for any reason including their inability to obtain any necessary consents or authorizations required; Envoy’s inability to complete the private placement; and other risks associated with the closing of the Arrangement. Except as required by applicable law, Envoy and Merus do not intend to update any of the forward-looking statements so as to conform these statements to actual results. Investors should refer to the risks disclosed in the Merus’ and Envoy’s reports filed from time to time with securities regulatory authorities.

This press release does not constitute an offer of any securities for sale or a solicitation of an offer to purchase any securities. The securities to be issued in connection with the Arrangement have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States absent registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act. In addition, neither the Envoy Units, the Envoy

Shares, the share purchase warrants or the shares issuable upon exercise of the share purchase warrants have been or will be registered under the 1933 Act and may not be offered or sold in the United States absent registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

For further information about Merus, please contact:

Dr. Ahmad Doroudian
President & Chief Executive Officer
Tel: 604.805.7783

For further information about Envoy, please contact:

Robert Pollock
President & Chief Executive Officer
Tel: 416.619.3166